Filed Pursuant to Rule 424(b)(2)
Registration No. 333-148650

PROSPECTUS SUPPLEMENT

to

PROSPECTUS DATED February 8, 2008

The attached Current Report on Form 8-K dated August 8, 2008 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.

The date of this Prospectus Supplement is August 21, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934
Date of Report (Date of earliest event reported): August 8, 2008
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition
On August 6, 2008, Global Telecom & Technology, Inc. issued a press release relating to, among other things, second quarter 2008 financial results. This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as if set forth in full.
The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits
     (d) Exhibits

Exhibit
Number	Description

99.1	Press Release dated August 6, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 8, 2008

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Chris McKee
Chris McKee
Secretary and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated August 6, 2008.

Exhibit 99.1

Press Release	Source: Global Telecom & Technology, Inc.
Global Telecom & Technology Reports Second Quarter 2008 Results
Wednesday August 6, 4:01 pm ET
Revenue Grows 25 Percent to $17.3 Million
Fourth Consecutive Quarter of Positive Adjusted EBITDA
MCLEAN, Va.—(BUSINESS WIRE)—Global Telecom & Technology, Inc. (“GTT”), (OTCBB:GTLT - News), a leading global Multi-Network Operator, today announced results for the second quarter ended June 30, 2008.
•	Revenue grew to $17.3 million, a 25.0 percent increase compared to $13.8 million in the second quarter of 2007.

•	Gross margin of 30.1 percent increased compared to 29.0 percent in the first quarter of 2008.

•	As a percentage of revenue, selling, general and administrative (“SG&A”) expenses, excluding non-cash compensation, decreased to 27.7 percent in the second quarter of 2008, compared to 31.6 percent a year ago.

•	Adjusted Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) increased to $424 thousand, nearly three times the Adjusted EBITDA reported in the first quarter 2008, and up from a $(52) thousand loss in the second quarter of 2007.
“Our strong second quarter financial results highlight our continuing positive business trends,” said Richard D. Calder, Jr., president and chief executive officer. “We achieved 25 percent year-over-year revenue growth while increasing our positive Adjusted EBITDA. This growth is driven by new and existing customers across the U.S., Europe, and around the world.
“As a Multi-Network Operator, we provide our customers integrated network solutions with greater flexibility than any single facilities-based carrier can. By combining the best network elements from multiple carriers, GTT can offer our customers, particularly those with complex or global telecommunications requirements, highly customized, cost-efficient network solutions. Our performance during a slowing economic cycle, demonstrates the strength of the Multi-Network Operator market approach.
“Moving forward, we expect to continue to achieve revenue growth, maintain gross margins, reduce SG&A expenses as a percentage of overall revenue and increase positive Adjusted EBITDA throughout the year.”

Financial Highlights
Financial highlights and historical comparisons for the quarter ended June 30, 2008 include (in millions except per share amounts):

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Revenue	$17.3	$16.3	$15.5	$14.7	$13.8
Adjusted EBITDA(a)	$0.42	$0.15	$0.23	$0.16	$(0.05)
Operating loss	$(0.4)	$(0.7)	$(0.6)	$(0.6)	$(2.3)
Net (loss) income	$(0.5)	$(0.6)	$1.5	$(0.5)	$(2.3)
Net (loss) income per share	$(0.03)	$(0.04)	$0.11	$(0.04)	$(0.19)

(a)	See “Annex A: Non-GAAP Financial Information—Adjusted EBITDA” for more information regarding the computation of Adjusted EBITDA.
Revenue for the second quarter of 2008 was $17.3 million, representing a 25.0 percent increase over the second quarter of 2007. For the first half of 2008, revenue of $33.6 million increased 22.5 percent over the first six months of 2007. Approximately 28 percent of sales in the first six months of 2008 came from new customer accounts.
In the second quarter of 2008, SG&A expenses, excluding non-cash compensation, of $4.8 million, or 27.7 percent of revenue, included over $300 thousand in costs related to employee severance and the move of GTT’s London office following the consolidation of GTT’s financial operations into the U.S.
“We took additional steps this quarter to continue our Adjusted EBITDA margin expansion. By moving our London office to more appropriate sized space and further streamlining our organization, we expect to operate more efficiently while continuing our growth plan,” stated Kevin J. Welch, chief financial officer. “We have achieved positive Adjusted EBITDA performance for the fourth straight quarter, producing nearly $1 million in trailing-twelve-month Adjusted EBITDA.”
Conference Call Information
GTT will discuss its results on its quarterly conference call scheduled for Thursday, August 7, 2008, at 8:30 a.m. Eastern Time (5:30 a.m. PT). To hear the conference call live, interested parties may dial 1.877.856.1969 or +1.719.325.4816 and enter passcode 7409621. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 7409621. In addition, a replay of the webcast will be available on GTT’s website at www.gt-t.net.
About GTT
As a Multi-Network Operator, GTT combines multiple networks and technologies to design unique network solutions for its customers. By integrating components of multiple carrier networks, GTT can create the “best network” in a way that no single carrier can. GTT has taken the Multi-Network Operator strategy to a new level, through a combination of powerful network design tools, a global service footprint, a deep and broad set of strategic supplier relationships, and above all, an expert team committed to delivering outstanding end-to-end customer service.
Headquartered just outside Washington, D.C. in McLean, Virginia and with offices in London, Paris, and Dusseldorf, GTT has over 150 carrier partnerships and access to over 100,000 network Points of Presence around the world. GTT provides a global service footprint that supports more than 300 businesses in more than 70 countries, worldwide. For more information visit the GTT website: www.gt-t.net.
Forward-Looking Statements
Some of the statements made by GTT in this press release, including without limitation statements regarding GTT’s anticipated future growth, financial performance and transactional activity, are forward-looking in nature. GTT intends that any forward-looking statements, as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be covered by the safe harbor provisions for such statements contained in Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “may,” “will,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “predicts,” “potential,” “continues” and similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause GTT’s actual future results to differ materially from those projected or contemplated in the forward-looking statements. GTT believes that these risks include, but are not limited to: GTT’s ability to develop and market new products and services that meet customer demands and generate acceptable margins; GTT’s ability to execute with respect to growth plans and/or acquisition strategies; GTT’s reliance on several large customers; the complexities of carrying on business on an international basis; GTT’s ability to negotiate and enter into acceptable contract terms with its suppliers; GTT’s ability to attract and retain qualified management and other personnel; continued development of GTT’s information technology platforms; failure of the third-party communications networks on which GTT depends; and competition and other risks associated with the communications sector in general and the multi-network operator sector in particular. Additional information concerning these and other important factors can be found under the heading “Risk Factors” in GTT’s annual and quarterly reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K filed in March 2008. Statements in this release should be evaluated in light of these important factors.

Global Telecom & Technology, Inc.
Condensed Consolidated Balance Sheets
In thousands, except share and per share amounts

	June 30,
	2008	December
	(Unaudited)	31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$2,354	$3,333
Accounts receivable, net	7,993	6,236
Deferred contract costs	1,331	1,665
Prepaid expenses and other current assets	697	494

Total current assets	12,375	11,728

Property and equipment, net	1,159	841
Intangible assets, net	7,653	8,801
Other assets	855	798
Goodwill	60,920	60,920

Total assets	$82,962	$83,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,110	$10,004
Accrued expenses and other current liabilities	5,199	6,110
Deferred revenue	3,732	3,205

Total current liabilities	20,041	19,319

Long-term debt	8,796	8,796
Deferred revenue and other long-term liabilities	647	312
Deferred tax liability, net	772	1,227

Total liabilities	30,256	29,654

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 14,961,707 and 14,479,678 shares issued and outstanding	1	1
Additional paid-in capital	57,104	56,771
Accumulated deficit	(4,687)	(3,579)
Accumulated other comprehensive income	288	241

Total stockholders’ equity	52,706	53,434

Total liabilities and stockholders’ equity	$82,962	$83,088

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Operations
In thousands, except share and per share amounts
(Unaudited)

	Three Months Ended
	June 30, 2008	June 30, 2007
Revenue	$17,270	$13,815

Operating expenses:
Cost of revenue	12,065	9,507
Selling, general and administrative expense	4,944	4,448
Employee termination cost and non-recurring items	—	1,417
Depreciation and amortization	690	712

Total operating expenses	17,699	16,084

Operating loss	(429)	(2,269)

Other income (expense):
Interest expense, net	(189)	(196)
Other income, net	(6)	6

Total other income (expense)	(195)	(190)

Loss before income taxes	(624)	(2,459)

Benefit from income taxes	(121)	(196)

Net loss	$(503)	$(2,263)

Net loss per share — basic and diluted	$(0.03)	$(0.19)

Weighted average shares — basic and diluted	14,930,388	11,792,898

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Operations
In thousands, except share and per share amounts
(Unaudited)

	Six Months Ended
	June 30, 2008	June 30, 2007
Revenue	$33,559	$27,397

Operating expenses:
Cost of revenue	23,634	19,037
Selling, general and administrative expense	9,713	9,230
Employee termination cost and non-recurring items	—	3,155
Depreciation and amortization	1,377	1,330

Total operating expenses	34,724	32,752

Operating loss	(1,165)	(5,355)

Other income (expense):
Interest expense, net	(399)	(282)
Other income, net	1	10

Total other income (expense)	(398)	(272)

Loss before income taxes	(1,563)	(5,627)

Benefit from income taxes	(455)	(395)

Net loss	$(1,108)	$(5,232)

Net loss per share — basic and diluted	$(0.08)	$(0.44)

Weighted average shares — basic and diluted	14,772,295	11,878,370

ANNEX A: Non-GAAP Financial Information
Adjusted EBITDA
Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT’s performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.
In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT’s presentation of Adjusted EBITDA should not be construed as an inference that GTT’s future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT’s financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.
The following is a reconciliation of Adjusted EBITDA to operating loss (in thousands):

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Operating loss	$(429)	$(736)	$(601)	$(641)	$(2,270)

Depreciation and amortization	690	687	679	727	712

Employee termination and non-recurring items including non-cash compensation	—	—	—	—	1,417

Non-cash compensation	163	199	157	71	89

Adjusted EBITDA	$424	$150	$235	$157	$(52)
Contact:
Global Telecom & Technology, Inc.
Media Contact:
JD Darby, +1-703-442-5530
jd.darby@gt-t.net
or
Investor Contact:
Mike Bauer, +1-703-442-5503
mike.bauer@gt-t.net
Source: Global Telecom & Technology, Inc.